Exhibit 99.1

For Immediate Release

April 22, 2004

DRAXIS Takes Full Ownership of Its Contract Manufacturing Subsidiary

Deal closed for DRAXIS to acquire one third of DRAXIS Pharma previously held by SGF

Mississauga, Ontario, April 22, 2004 – DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX),  today successfully completed its recently announced transaction to purchase from SGF Santé Inc. (“SGF”) its 32.7% minority interest in DRAXIS Pharma Inc. (“DPI”), the company’s pharmaceutical contract manufacturing subsidiary.  DRAXIS paid C$13 million in cash to SGF for the interest in DPI that it did not already own.

“Revenues at DPI increased substantially last year, the outlook is positive and we have created over 200 new jobs since SGF first invested in this business in February 2000 so the time has come to bring this last third of DPI into the DRAXIS family,” said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health. “Our manufacturing operation is on track to meet the targets we have set for this core business for 2004 and beyond. This purchase of the SGF interest comes at a point when the steady improvement in operating results at DPI is expected to generate positive incremental contribution to our bottom line.”

In addition, as part of the transaction, DRAXIS also repaid outstanding loans owed by DPI of approximately C$4.2 million to SGF and C$2.3 million to Investissement Québec.

Dr. Barkin added, “SGF has served us well as a key investor and their active involvement has contributed significantly to the growth of this business.  With full ownership of DPI we now have increased flexibility to implement our strategies for continued growth and to pursue opportunities for synergy between our two core businesses, contract manufacturing and radiopharmaceuticals.”

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

About DRAXIS Health Inc.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.  DRAXIS Health employs over 400 staff and reported revenues in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

-  30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984